Term sheet To prospectus dated November 27, 2006 and preliminary prospectus supplement dated November 27, 2006.	Filed pursuant to Rule 433 File No. 333-138964 November 28, 2006
AGCO Corporation
$175,000,000
1.25% Convertible Senior Subordinated Notes due 2036

Issuer:	AGCO Corporation

Ticker/Exchange:	AG/NYSE

Title of securities:	1.25% Convertible Senior Subordinated Notes due December 15, 2036

Format:	SEC Registered

Aggregate principal amount offered:	$175 million

Principal amount per note:	$1,000

Issue price:	100%

Over-allotment option:	$26.25 million

Aggregate underwriting compensation:	2.375%

Annual interest rate:	1.25%

Conversion premium:	Approximately 30% over the closing price on the NYSE on November 28, 2006 of $31.33

Conversion price:	Approximately $40.73 per share of common stock

Conversion rate:	24.5525 shares of common stock per $1,000 principal amount of notes (subject to adjustment)

Settlement upon conversion:	Upon conversion of notes, for each day of a specified ten trading day period following conversion, the Issuer will pay an amount in cash equal to the lesser of (i) the principal portion and (ii) the daily conversion value of the notes converted, each calculated as described in the Preliminary Prospectus Supplement. If the daily conversion value exceeds the principal portion of the notes converted on any trading day during that period, the Issuer also will deliver shares of its common stock in an amount equal to the excess of the daily conversion value over the principal portion of the notes converted. Upon conversion, subject to certain exceptions, the holder will not receive any cash payment representing accrued and unpaid interest.

Conversion rights:	A holder may convert its notes at any time on or after September 15, 2036 through the scheduled trading day immediately preceding December 15, 2036. On or prior to the scheduled trading day immediately preceding September 15, 2036, holders may convert their notes only:

• during any calendar quarter beginning after December 31, 2006, if the closing sale price of the Issuer’s common stock for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is more than 120% of the then applicable conversion price;

• during the five business days after any five consecutive trading day period in which the trading price per $1,000 principal amount of notes for each trading day of that measurement period is less than 98% of the product of the closing sale price of the Issuer’s common stock and the then applicable conversion rate of the notes;

• if the notes have been called for redemption; or

• upon the occurrence of specified corporate events described in the Preliminary Prospectus Supplement

Trustee:	Union Bank of California

Interest payment dates:	December 15 and June 15 of each year, beginning June 15, 2007

Maturity date:	December 15, 2036

Optional redemption:	At the Issuer’s option, the notes may be redeemed, in whole or in part, on or after December 19, 2013, at a purchase price in cash equal to 100% of the principal amount of the notes redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date.

Put dates:	On each of December 15, 2013, December 15, 2016, December 15, 2021, December 15, 2026, and

December 15, 2031, at a purchase price in cash equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest to, but excluding, the purchase date.

Dividend protection:	Full dividend protection via a conversion rate adjustment

Repurchase at the option of the holder upon designated event:	Subject to certain exceptions, if a designated event occurs prior to maturity, the holders may require the Issuer to repurchase for cash all or a portion of their notes at a repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, if any.

Ranking:	The notes will be general, unsecured obligations of the Issuer and will be effectively subordinated to all existing and future senior debt of the Issuer, to the extent of the assets securing such debt, and are structurally subordinated to all liabilities of the Issuer’s subsidiaries, including trade payables. The notes will be pari passu in right of payment with the Issuer’s 6 7/8% Senior Subordinated Notes due 2014 and its 1 3/4% Convertible Subordinated Notes due 2033.

Use of proceeds:	The Issuer estimates that the net proceeds from this offering will be approximately $170.6 million, or approximately $196.2 million if the underwriters exercise their option in full to purchase additional notes, in each case, after deducting underwriting discounts and estimated offering expenses. The Issuer intends to use the net proceeds of this offering to prepay a portion of the term loans outstanding under its bank credit agreement.

Listing:	There is no plan to list the notes on any securities exchange or to include them in any automated quotation system.

Trade date:	November 28, 2006

Settlement date:	December 4, 2006

CUSIP:	001084 AM 4

ISIN NUMBER:	US001084AM43

Underwriters:	Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. Rabo Securities USA, Inc. and Lazard Capital Markets LLC.

Adjustment to conversion rate upon a make-whole fundamental change:	Holders who convert their notes in connection with a make-whole fundamental change will be, under certain circumstances, entitled to a make-whole premium in the form of an increase in the conversion rate for notes surrendered for conversion in connection with such make-whole fundamental change. The following table sets forth the stock price, effective date and number of make-whole shares to be added to the conversion rate per $1,000 principal amount of the notes.

	Effective Date
	December 4,	December 15,	December 15,	December 15,	December 15,	December 15,	December 15,	December 15,
Stock Price	2006	2007	2008	2009	2010	2011	2012	2013

$31.33	7.3658	7.3658	7.3658	7.3658	7.3658	7.3658	7.3658	7.3658
$32.00	7.0814	7.1024	7.0598	7.2498	7.1904	7.0428	6.7458	6.6975
$34.00	6.3184	6.3376	6.2992	6.3334	6.2027	5.9565	5.4904	4.8593
$36.00	5.6658	5.6833	5.6485	5.5598	5.3749	5.0553	4.4656	3.2253
$38.00	5.1034	5.1195	5.0879	4.9028	4.6775	4.3050	3.6312	1.7633
$40.00	4.6156	4.6305	4.6017	4.3414	4.0869	3.6784	2.9530	0.4475
$45.00	3.6476	3.6599	3.6367	3.2572	2.9645	2.5188	1.7688	0.0000
$50.00	2.9387	2.9491	2.9302	2.4961	2.1976	1.7616	1.0745	0.0000
$60.00	1.9963	2.0040	1.9909	1.5462	1.2794	0.9192	0.4311	0.0000
$70.00	1.4206	1.4265	1.4171	1.0153	0.7966	0.5232	0.2058	0.0000
$80.00	1.0468	1.0514	1.0444	0.6986	0.5253	0.3239	0.1203	0.0000
$100.00	0.6109	0.6141	0.6099	0.3665	0.2606	0.1522	0.0617	0.0000
$120.00	0.3799	0.3822	0.3796	0.2108	0.1457	0.0852	0.0387	0.0000
$140.00	0.2451	0.2468	0.2450	0.1275	0.0867	0.0514	0.0247	0.0000
$160.00	0.1610	0.1623	0.1611	0.0787	0.0525	0.0312	0.0150	0.0000
$180.00	0.1062	0.1072	0.1063	0.0483	0.0314	0.0182	0.0083	0.0000

•	if the stock price is between two stock prices in the table above or the effective date is between two effective dates in the table above, the number of make-whole shares will be determined by straight-line interpolation between the number of make-whole shares set forth for the higher and lower stock prices and/or the earlier and later effective dates, as applicable, based on a 365-day year;
•	if the stock price is in excess of $180.00 per share of common stock (subject to adjustment in the same manner as the stock prices set forth in the table above), no make-whole shares will be added to the conversion rate; and
•	if the stock price is less than $31.33 per share of common stock (subject to adjustment in the same manner as the stock prices set forth in the table above), no make-whole shares will be added to the conversion rate.
     The conversion rate of the notes shall not exceed 31.9183 per $1,000 principal amount of such notes, subject to adjustment in the same manner as the conversion rate.

Recent developments:	On November 28, 2006, the French government initiated an investigation of the Issuer’s French subsidiary in connection with its activities under the Oil for Food Program. It is not possible to predict the outcome of this investigation (or related inquiries by the Danish government and the SEC) or their impact, if any, on the Issuer. For further information, see “Risk Factors” in the preliminary prospectus supplement.
The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. Incorporated at 1-866-718-1649, Goldman, Sachs & Co. at 1-866-471-2526, Rabo Securities USA, Inc. at 1-212-808-6861, or Lazard Capital Markets LLC at 1-212-632-6717.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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